DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

February 10, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	The Weitz Funds

Information Statement

File No. 333-269185

Dear Ms. Browning:

On behalf of The Weitz Funds (the “Registrant”), which filed an Information Statement/Prospectus on Form 14 (the “Information Statement”) with the Commission on January 11, 2023, I wish to respond to the comments on the Information Statement that: (1) you provided to me over the telephone on January 24, 2023 and (2) that you and Lauren Hamilton jointly provided to me over the telephone on January 25, 2023 and on February 9, 2023, with respect to the contents of the Information Statement. The proposed responses on behalf of the Registrant to each of the comments are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Information Statement.

1. Dear Shareholder Letter - Findings of Best Interest by the Board of Trustees

Comment: In the first sentence of the second paragraph of the Dear Shareholder Letter, the disclosure states that the Board of Trustees of the Funds concluded that the Reorganization would be in the best interest of the Acquired Fund and its shareholders. Please provide additional disclosure stating that the Funds’ Board of Trustees also made a similar finding that the Reorganization is also in the best interest of the Acquiring Fund and its shareholders, and please add further additional disclosure stating that the Board also found that the interests of the shareholders of each of the Funds will not be diluted as a result of the Reorganization.

Response: This will confirm that the requested disclosure has been added.

2. Introduction – Use of Hyperlinks for Referenced Documents and Cross-Reference to Other Available Fund Documents

Comment: In the fifth paragraph of the Introduction, for those documents that are identified as having been incorporated by reference, please include hyperlinks to these documents in a manner consistent with the relevant provisions of the FAST Act Modernization and Simplification of Regulation S-K In addition, where it is noted that additional information about the Acquiring Fund and the Acquired Fund can be found in the indicated SEC filings set forth on that page, please add each respective Fund’s 1933 Act Registration Number in addition to the 1940 Act Reporting File Number.

Response: This will confirm that the requested disclosure has been added.

3. Page 1 – Summary – The Reorganization - Disclosure of Party Bearing the Costs of the Reorganization

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, please consider adding disclosure indicating the party who will be bearing the costs of the Reorganization.

Response: This will confirm that the requested disclosure has been added.

4. Page 1 – Summary – The Reorganization - Disclosure of No Change to the Investment Adviser

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, please consider adding disclosure indicating that the Reorganization will not result in any change in the investment adviser to the Acquired Fund.

Response: This will confirm that the requested disclosure has been added.

5. Page 1 – Summary – The Reorganization - Disclosure of the Effective Time of the Closing of the Reorganization

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, it is stated that the Reorganization is scheduled to be effective “upon the close of business on March 24, 2023”. Please provide further specificity as to what “close of business” will be utilized for purposes of effectuating the closing of the Reorganization.

Response: This will confirm that the requested disclosure has been added.

6. Page 1 – Summary – The Reorganization - Disclosure of No Change to the Value of an Acquired Fund Shareholder’s Investment in Connection with the Reorganization

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, the disclosure states that: “As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of the number of full and fractional Investor Class Shares of the Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the shareholder’s shares of the Acquired Fund as of the close of business on the Closing Date.” Please consider adding additional disclosure stating that the total dollar value of an Acquired Fund shareholder’s investment in the Acquired Fund immediately prior to the closing of the Reorganization will not change as a result of the Reorganization, although the number of shares held in an Acquired Fund shareholder’s account can be expected to change as a result of the Reorganization.

Response: This will confirm that the requested disclosure has been added.

7. Page 1 – Summary – The Reorganization - Disclosure of the Reorganization as Being Tax-Free for Federal Income Tax Purposes

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, it is stated that it is expected that the Reorganization will be a “tax-free reorganization”. Please consider adding disclosure indicating that it is expected that the Reorganization will be tax-free for Federal income tax purposes.

Response: This will confirm that the requested disclosure has been added.

8. Page 1 – Summary – The Trust – Eligibility of Acquired Fund Shareholders to Own Institutional Class Shares of the Acquiring Fund Following the Closing of the Transaction

Comment: On Page 1, in the Summary, under the section titled “The Trust”, the disclosure states that: “As of the close of business on the Closing Date, shareholders of the Acquired Fund will become shareholders of Investor Class Shares of the Acquiring Fund.” Please confirm supplementally if those shareholders of the Acquired Fund who become shareholders of the Investor Class shares of the Acquiring Fund in connection with the Reorganization will be eligible to become holders of the Institutional Class shares of the Acquiring Fund, provided that they otherwise satisfy the eligibility requirements for ownership of Institutional Class shares of the Acquiring Fund.

Response: This will confirm that those shareholders of the Acquired Fund who receive Investor Class shares of the Acquiring Fund in connection with the Reorganization and who otherwise meet the eligibility requirements for owning Institutional Class shares of the Acquiring Fund will be permitted to have their Investor Class shares received in connection with the Reorganization transaction exchanged on a tax-free basis for Institutional Class shares of the Acquiring Fund promptly following the completion of the Reorganization.

9. Page 1 – Summary – The Reorganization - Disclosure of the Accounting Survivor

Comment: On Page 1, in the Summary, under the section titled “The Reorganization”, please consider adding disclosure indicating which of the Funds has been deemed to be the accounting survivor following the completion of the Reorganization.

Response: This will confirm that the requested disclosure has been added.

10. Page 1 – Summary – Board Consideration - Disclosure of Additional Board Considerations

Comment: On Page 1, in the Summary, under the section titled “Board Consideration”, please consider adding additional disclosure of the factors considered by the Board when determining to approve the Reorganization.

Response: This will confirm that the requested disclosure has been added.

11. Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

Comment: On Page 2, in the third paragraph, the disclosure states that: “The principal investment strategies of each Fund “are not materially different”. This statement is inaccurate and should be revised due to the fact that each Fund has materially different investment strategies. While each of the Funds share the common investment objective of capital appreciation, they each use materially different strategies to pursue their investment objectives. The Acquiring Fund may invest its assets in securities of issuers of any market capitalization, while the Acquired Fund invests the majority of its assets in common stock of mid-cap companies. As a result of the Funds having materially different investment strategies, the risks of investing in each Fund are also different. Accordingly, please revise the disclosure to clearly indicate these differences in the investment strategies and investment risks of each Fund. In revising this disclosure, it should be further disclosed that the Funds each have different benchmark indexes, which reflects their differing investment strategies.

Response: This will confirm that the requested disclosure has been added.

12. Page 5 – Comparison of Fees and Expenses - Preamble to the Fee Table

Comment: On Page 5, in the preamble to the Fee Table, the disclosure states that the financial information for the Funds that is presented is for the semi-annual period ended September 30, 2022. Please confirm supplementally why this date was selected for purposes of the presentation of the financial information.

Response: The financial information for the semi-annual period ended September 30, 2022 was used because that is the most recent financial information that has been provided to shareholders and that has been filed with the Commission. Please note that this financial information was included in the Semi-Annual Report to Shareholders for the period ended September 30, 2022 that was mailed to shareholders and filed via EDGAR on November 29, 2022 on Form N-CSRS, the Funds’ Certified Shareholder Report for the Semi-Annual Period. While the Funds’ Registration Statement on Form N-1A was amended and restated on October 24, 2022, the financial information included in the Registration Statement as of that date was information for the Funds for the fiscal year ended March 31, 2022. Because the Funds had completed a semi-annual period as of September 30, 2022, and shareholders were delivered copies of the Semi-Annual Report and the Semi-Annual Report had subsequently been filed via EDGAR on Form N-CSRS, it was determined that the financial information as of September 30, 2022 was the most appropriate information to be used for purposes of the financial disclosure in the Information Statement.

13. Page 5 – Comparison of Fees and Expenses – Fee Table

Comment: On Page 5, the disclosure in Footnote 1 to the Fee Table states that the Acquired Fund is subject to an Expense Limitation Agreement that will remain in effect until July 31, 2023. Please confirm supplementally whether Weitz Inc. is eligible to recoup any of the fees and expenses that it has previously waived and/or reimbursed with respect to the Acquired Fund pursuant to the terms of this Expense Limitation Agreement, and add disclosure regarding whether Weitz Inc. is eligible to recover previously waived fees and expenses from the Acquired Fund.

Response: This will confirm that the Expense Limitation Agreements with respect to both the Acquired Fund and the Acquiring Fund do not contain any recoupment provision and accordingly, Weitz Inc. is not eligible to recoup any of the fees and/or expenses that it waives and/or reimburses pursuant to the Expense Limitation Agreements. Disclosure reflecting these matters has been included.

14. Page 5 – Comparison of Fees and Expenses – Fee Table

Comment: On Page 5, the disclosure in Footnote 2 to the Fee Table states that the Acquiring Fund is subject to an Expense Limitation Agreement that will remain in effect until July 31, 2024, however, it is noted that this Expense Limitation Agreement is not currently included as an Exhibit to the filing. Please confirm supplementally the manner in which the Registrant intends to include this Expense Limitation Agreement as an exhibit to the Registration Statement on Form N-14.

Response: This will confirm that the Registrant has filed the Expense Limitation Agreement with respect to the Acquiring Fund as an exhibit in a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A and it also intends to include the document as an exhibit in an amended filing on Form N-14.

15. Page 5 – Comparison of Fees and Expenses – Fee Table

Comment: On Page 5, in the Fee Table for the Acquired Fund, the disclosure indicates that the “Total annual fund operating expenses after fee waiver and/or expense reimbursement” was 1.07% of the Acquired Fund’s average daily net assets, however, as disclosed in Footnote 1, pursuant to the terms of the Expense Limitation Agreement applicable with respect to the Acquired Fund, the Adviser has agreed to waive its fees and reimburse expenses necessary in order to maintain the operating expenses of the Acquired Fund after such waivers and reimbursements to 1.09% of the Acquired Fund’s average daily net assets through July 31, 2023. Please confirm supplementally why the “Total annual fund operating expenses after fee waiver and/or expense reimbursement” was 1.07%.

Response: This will confirm that the Adviser voluntarily waived fees and reimbursed additional expenses of the Acquired Fund during the six-month period ended September 30, 2022, above the contractual limit provided for in the Expense Limitation Agreement.

16. Page 7 – Comparison of Principal Risks of Investing in the Funds – Disclosure of Material Differences in the Risks Related to Investing in Each Fund

Comment: On Page 7, in the second paragraph, the disclosure states that: “Because of the similarities between the investment objectives, strategies and restrictions of the Funds, the risks of investing in the Acquiring Fund are almost identical to the risks of investing in the Acquired Fund.” As previously noted, this statement is inaccurate because there are material difference between the risks of investing in each of the Funds as a result of the of the differences in the market capitalizations of the companies in which each Fund invests. Accordingly, please revise the disclosure to disclose the differences in the risks related to each Fund, and, in connection with this, please revise the related disclosure which refers to the two Funds as having “Shared Risks”.

Response: This will confirm that the requested disclosure has been added.

17. Pages 8 - 10 – Comparison of Performance – Updating of Time Period Presented

Comment: It is noted that the performance information presented for each of the Funds is as of the period ended September 30, 2022. Please update the performance information to a more recent date, such as December 31, 2022.

Response: This will confirm that the requested disclosure has been added. In addition, please note that as a result of this change in the time period used for the presentation of performance information from the period ended September 30, 2022 to the period ended December, 31, 2022, it was no longer necessary to include the performance disclosure for the nine months period ended September 30, 2022, and this disclosure has therefore been removed.

18. Page 11 – Reasons for the Reorganization and Board Considerations – Use of Independent Legal Counsel

Comment: Please confirm supplementally whether the Board considered the use of separate independent legal counsel in connection with its consideration of the Reorganization.

Response: This will confirm that the Board considered the possible use of separate independent legal counsel and made a determination to rely upon Fund counsel for these purposes based on their finding that the nature of the transaction did not necessitate engaging separate independent legal counsel.

19. Page 11 – Reasons for the Reorganization and Board Considerations – Use of Third-Parties

Comment: In the first paragraph under this section, it is disclosed that representatives of the Adviser had provided the Board with information regarding the proposed Reorganization. To the extent applicable, please disclose whether the Board received information from any additional third party regarding the Reorganization and add disclosure identifying the additional third party and indicating in what capacity that entity was acting when providing information to the Board.

Response: This will confirm that no other third-party provided information to the Board in connection with its consideration of the Reorganization.

20. Page 11 – Reasons for the Reorganization and Board Considerations – Consideration of Investment Objectives, Strategies and Risks

Comment: In the third paragraph under this section, the disclosure indicates that the Board considered that: “the investment objectives and principal investment strategies of the Funds are not materially different”. As noted previously above, the principal investment strategies of the Funds are, in fact, materially different as a result of the fact that the size of the market capitalizations of the companies that each Fund invests in are materially different. Please revise this disclosure consistent with the previously provided comment. In addition, the investment objectives of each Fund are the same, and the disclosure should be revised to reflect this.

Response: This will confirm that the requested disclosure has been added.

21. Page 11 - Reasons for the Reorganization and Board Considerations – Consideration of Any Potential Adverse Effects

Comment: To the extent applicable, please add disclosure indicating whether the Board of Trustees of the Funds considered whether there are any adverse effects on the Funds or their shareholders that are expected to result from the Reorganization.

Response: This will confirm that the requested disclosure has been added.

22. Page 11 – Reasons for the Reorganization and Board Considerations – Consideration of Any Conflicts of Interest

Comment: Please confirm supplementally whether the Board of Trustees considered whether there were any conflicts of interest related to carrying out the Reorganization, and if they did, please include applicable disclosure.

Response: This will confirm that the Board considered whether there were any potential conflicts of interest involved with carrying out the Reorganization and the Board noted that the Adviser could potentially benefit from the Reorganization because it would result in the Adviser continuing to manage the assets of the Acquired Fund in the combined new portfolio in the Acquiring Fund, and the Board determined that the potential benefits to the shareholders of the Acquired Fund were sufficiently beneficial to warrant approval of the Reorganization because it would permit the Acquired Fund shareholders to continue having their assets managed by the Adviser by means of a tax-free transaction in a Fund with better long term performance and lower advisory and other fees, and the applicable disclosure has been added.

23. Page 12 – Reasons for the Reorganization and Board Considerations – Additional Matters Considered by the Board

Comment: In the last paragraph under this section, in the first sentence, it is noted that the Board of Trustees considered a number of factors in connection with their decision to approve the Reorganization. Please consider adding additional disclosure in order to enhance the description of the conclusions that the Board reached when determining to approve the transaction.

Response: This will confirm that the requested disclosure had been added.

24. Page 16 – Additional Information About the Funds – Financial Highlights

Comment: On Page 16, in the second sentence of the section titled “Financial Highlights”, reference is made to the Semi-Annual Report of the Funds for the six-month period ended September 30, 2022. Please add additional disclosure stating that this Semi-Annual Report is incorporated by reference into the Information Statement.

Response: This will confirm that the requested disclosure has been added.

25. Pages 16-17 – Additional Information About the Funds – Capitalization Table

Comment: On Pages 16 and 17, in the section titled “Capitalization”, the information presented with respect to the capitalization of the Funds is presented as of September 30, 2022. This disclosure should be updated to a date that is within 30 days of the filing date. Accordingly, please revise the disclosure to use December 31, 2022 as the applicable date for these purposes, or another appropriate date, as the date for the presentation of the capitalization information for the Funds. In addition, the capitalization table should be revised to include a footnote to the heading “Adjustments” to note that this reflects the issuance of shares of the Acquiring Fund to Acquired Fund shareholders.

Response: This will confirm that the requested disclosure has been added.

26. The Statement of Additional Information

Comment: On Page 2 of the Statement of Additional Information, under the section titled “Supplemental Financial Information”, it is stated that: “The Reorganization is not expected to result in a material change to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.” Please confirm supplementally that the Adviser does not intend to make any sales of the Acquired Fund’s portfolio securities in connection with the Reorganization in order to reposition the Acquired Fund’s portfolio, other than those that would be expected to be made in the ordinary course of the Acquired Fund’s investment operations.

Response: This will confirm that the Adviser does not intend to make any sales of the Acquired Fund’s portfolio securities in connection with the Reorganization, other than those that would be expected to be made in the ordinary course of the Acquired Fund’s regular ongoing investment operations.

27. General Comment – The Funds’ Website and Disclosure of the Performance of the Funds

Comment: Please confirm that the Funds have complete and up to date performance information presented on the website that is used for the Funds.

Response: This will confirm that the Funds’ website is currently fully up to date with respect to the performance information and all other related information that is presented.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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